Filed by Knight Capital Group, Inc.,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Knight Capital Group, Inc. (Commission File No. 001-14223)

Knight Holdco, Inc. (Commission File No. 333-186624)

The filing, which includes the Joint Press Release issued by Knight Capital Group, Inc. and GETCO Holding Company, LLC on February 20, 2013 may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about the parties’ industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with the August 1, 2012 technology issue at Knight that resulted in Knight sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof, risks associated with Knight’s ability to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO, risks associated with changes in market structure, legislative, regulatory or financial reporting rules, risks associated with past or future changes to organizational structure and management and the costs, integration, performance and operation of businesses previously acquired or developed organically, or that may be acquired or developed organically in the future. Readers should carefully review the risks and uncertainties disclosed in Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” and “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2011 and in Knight’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and in other reports or documents Knight or KCG files with, or furnishes to, the SEC from time to time and those detailed in the Joint Proxy Statement / Prospectus under the heading “Cautionary Statement Regarding Forward Looking Information” and “Risk Factors”, among others.

In addition to factors previously disclosed in Knight’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the mergers, including approval by Knight and GETCO stockholders, on the expected terms and schedule; delay in closing the mergers; difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits; business disruption following the mergers; the inability to sustain revenue and earnings growth; customer and client actions; and the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures.

The following presentation was made to employees on February 20, 2013:

© 2013 GETCO Proprietary and Confidential 1 INTEGRATION UPDATE Knight & GETCO February 2013

© 2013 GETCO    Proprietary and Confidential 2
CAUTIONARY STATEMENT REGARDING
FORWARD LOOKING STATEMENTS
CERTAIN STATEMENTS CONTAINED HEREIN MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY WORDS
SUCH AS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND,” “TARGET,” “ESTIMATE,” “CONTINUE,” “POSITIONS,” “PROSPECTS” OR
“POTENTIAL,” BY FUTURE CONDITIONAL VERBS SUCH AS “WILL,” “WOULD,” “SHOULD,” “COULD” OR “MAY”, OR BY VARIATIONS
OF SUCH WORDS OR BY SIMILAR EXPRESSIONS. THESE "FORWARD-LOOKING STATEMENTS" ARE NOT HISTORICAL FACTS AND
ARE BASED ON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS ABOUT THE PARTIES’ INDUSTRY, MANAGEMENT
BELIEFS AND CERTAIN ASSUMPTIONS MADE BY MANAGEMENT, MANY OF WHICH, BY THEIR NATURE, ARE INHERENTLY UNCERTAIN
AND BEYOND OUR CONTROL. ACCORDINGLY, READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE
NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT
ARE DIFFICULT TO PREDICT INCLUDING, WITHOUT LIMITATION, RISKS ASSOCIATED WITH THE AUGUST 1, 2012 TECHNOLOGY ISSUE
AT KNIGHT THAT RESULTED IN KNIGHT SENDING NUMEROUS ERRONEOUS ORDERS IN NYSE-LISTED AND NYSE ARCA SECURITIES
INTO THE MARKET AND THE IMPACT TO KNIGHT'S CAPITAL STRUCTURE AND BUSINESS AS WELL AS ACTIONS TAKEN IN
RESPONSE THERETO AND CONSEQUENCES THEREOF, RISKS ASSOCIATED WITH KNIGHT'S ABILITY TO RECOVER ALL OR A
PORTION OF THE DAMAGES THAT ARE ATTRIBUTABLE TO THE MANNER IN WHICH NASDAQ OMX HANDLED THE FACEBOOK IPO,
RISKS ASSOCIATED WITH CHANGES IN MARKET STRUCTURE, LEGISLATIVE, REGULATORY OR FINANCIAL REPORTING RULES,
RISKS ASSOCIATED WITH PAST OR FUTURE CHANGES TO ORGANIZATIONAL STRUCTURE AND MANAGEMENT AND THE COSTS,
INTEGRATION, PERFORMANCE AND OPERATION OF BUSINESSES PREVIOUSLY ACQUIRED OR DEVELOPED ORGANICALLY, OR
THAT MAY BE ACQUIRED OR DEVELOPED ORGANICALLY IN THE FUTURE. READERS SHOULD CAREFULLY REVIEW THE RISKS AND
UNCERTAINTIES DISCLOSED IN KNIGHT'S REPORTS WITH THE SEC, INCLUDING, WITHOUT LIMITATION, THOSE DETAILED UNDER
"CERTAIN FACTORS AFFECTING RESULTS OF OPERATIONS" AND "RISK FACTORS" IN KNIGHT'S ANNUAL REPORT ON FORM 10-K
FOR THE YEAR-ENDED DECEMBER 31, 2011 AND IN KNIGHT'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED
SEPTEMBER 30, 2012, AND IN OTHER REPORTS OR DOCUMENTS KNIGHT OR KCG FILES WITH, OR FURNISHES TO, THE SEC FROM
TIME TO TIME AND THOSE DETAILED IN THE JOINT PROXY STATEMENT / PROSPECTUS UNDER THE HEADING “CAUTIONARY
STATEMENT REGARDING FORWARD LOOKING INFORMATION” AND “RISK FACTORS”, AMONG OTHERS.
IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN KNIGHT’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED
ELSEWHERE IN THIS FILING, THE FOLLOWING FACTORS AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER
MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: ABILITY TO OBTAIN REGULATORY
APPROVALS AND MEET OTHER CLOSING CONDITIONS TO THE MERGERS, INCLUDING APPROVAL BY KNIGHT AND GETCO
STOCKHOLDERS, ON THE EXPECTED TERMS AND SCHEDULE; DELAY IN CLOSING THE MERGERS; DIFFICULTIES AND DELAYS IN
INTEGRATING THE KNIGHT AND GETCO BUSINESSES OR FULLY REALIZING COST SAVINGS AND OTHER BENEFITS; BUSINESS
DISRUPTION FOLLOWING THE MERGERS; THE INABILITY TO SUSTAIN REVENUE AND EARNINGS GROWTH; CUSTOMER AND CLIENT
ACTIONS; AND THE INABILITY TO REALIZE COST SAVINGS OR REVENUES OR TO IMPLEMENT INTEGRATION PLANS AND OTHER
CONSEQUENCES ASSOCIATED WITH MERGERS, ACQUISITIONS AND DIVESTITURES.

© 2013 GETCO    Proprietary and Confidential 3
ADDITIONAL INFORMATION AND WHERE TO FIND IT
AND PARTICIPANTS IN THE SOLICITATION
ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY
STOCKHOLDER OF KNIGHT OR GETCO. IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER AMONG KNIGHT, GETCO AND GA-GTCO, LLC
(THE “MERGER AGREEMENT”), KNIGHT HOLDCO, INC. (“KCG”) FILED WITH THE SEC, ON FEBRUARY 12, 2013, A REGISTRATION STATEMENT ON FORM
S-4, THAT INCLUDES A PRELIMINARY JOINT PROXY STATEMENT OF KNIGHT AND GETCO AND A PRELIMINARY PROSPECTUS OF KCG (TOGETHER
WITH THE JOINT PROXY STATEMENT, AS AMENDED, THE “JOINT PROXY STATEMENT/PROSPECTUS”), AS WELL AS OTHER RELEVANT DOCUMENTS
CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
KNIGHT, GETCO,
KCG AND THE PROPOSED TRANSACTION. THE FORM S-4, INCLUDING THE JOINT PROXY STATEMENT / PROSPECTUS, AND OTHER RELEVANT
MATERIALS (WHEN THEY BECOME AVAILABLE), AND ANY OTHER DOCUMENTS FILED BY GETCO, KCG OR KNIGHT WITH THE SEC, MAY BE OBTAINED
FREE OF CHARGE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF
THE DOCUMENTS FILED WITH THE SEC BY DIRECTING A WRITTEN REQUEST TO “INVESTOR RELATIONS,” KNIGHT CAPITAL GROUP, 545 WASHINGTON
BOULEVARD, JERSEY CITY, NJ 07310 IN THE CASE OF KNIGHT, OR BY ACCESSING KNIGHT’S WEBSITE AT WWW.KNIGHT.COM UNDER THE HEADING
“INVESTOR RELATIONS” AND THEN UNDER “SEC FILINGS.”
PARTICIPANTS IN THE SOLICITATION
GETCO, KNIGHT AND KCG AND THEIR RESPECTIVE EXECUTIVE OFFICERS AND DIRECTORS
MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SECURITY HOLDERS OF KNIGHT IN CONNECTION WITH THE
PROPOSED TRANSACTION. INFORMATION ABOUT KNIGHT’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN KNIGHT’S DEFINITIVE PROXY
STATEMENT, DATED APRIL 3, 2012, FOR ITS 2012 ANNUAL MEETING OF STOCKHOLDERS. OTHER INFORMATION REGARDING THE PARTICIPANTS AND
OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS AND DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS
OR OTHERWISE, ARE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS.
ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PARTICIPANTS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN
THE TRANSACTION MAY BE OBTAINED BY READING THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER.

© 2013 GETCO Proprietary and Confidential 4 Empower investors to efficiently deploy capital. MISSION

© 2013 GETCO    Proprietary and Confidential 5
We strive to create value for
everyone we interact with.
Our values will be developed to support
our vision, reflect each firms’ strengths and
create a compelling workplace.
PHILOSOPHY

© 2013 GETCO Proprietary and Confidential 6 The leading technology-driven financial services firm, providing multi-asset class trading solutions to our clients around the world. VISION

© 2013 GETCO    Proprietary and Confidential 7
VALUE PROPOSITION/
COMPETITIVE DIFFERENTIATORS
+
Deep client relationships
+
Large global footprint spanning products, time zones, and
asset classes
+
Technology leveraged in everything that we do
+
Publicly-traded, transparent and well-capitalized

© 2013 GETCO    Proprietary and Confidential 8
STRATEGY
WE WILL COMBINE OUR FOUR VALUE
PROPOSITIONS – CLIENT FOCUSED,
GLOBAL, TECHNOLOGY DRIVEN, AND
ACCOUNTABLE – IN A WAY THAT PRODUCES
FAR MORE TOTAL VALUE THAN THE SUM OF
THE PARTS

© 2013 GETCO    Proprietary and Confidential 9
SENIOR LEADERSHIP TEAM AND
ORGANIZATIONAL STRUCTURE
+
Steven Bisgay – Chief Financial Officer
+
Jerry Dark – Chief Human Resources Officer
+
John DiBacco – Global Head of Equities
Trading
+
Albert Maasland – Head Global Execution
Services and Platforms
+
Darren Mast – Chief Operating Officer;
Interim Head of Fixed Income, Currencies &
Commodities
+
John McCarthy – General Counsel
+
Farid Moslehi – Head of Asia
+
Nick Ogurtsov – Chief Risk Officer
+
Jon Ross – Chief Technology Officer
+
Robert Smith – Head of Europe
+
George Sohos – Global Head of Client Market
Making

© 2013 GETCO Proprietary and Confidential 10 NEXT STEPS, QUESTIONS THANK YOU.